RMD Technologies, Inc.
1597 Alamo Road
Holtville, California 92250

July 13, 2007

VIA FACSIMILE AND EDGAR

Dorine H. Miller, Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RMD Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-141597

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), RMD Technologies, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Friday, July 13, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMD TECHNOLOGIES, INC.

By:	/s/ Patrick Galliher
Name: Patrick Galliher
Title: President